UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Warner Bros. Discovery, Inc.

(Name of Subject Company (Issuer))

Prince Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Paramount Skydance Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Series A Common Stock, par value $0.01 per share

(Title of Class of Securities)

934423104

(CUSIP Number of Class of Securities)

Makan Delrahim

Chief Legal Officer

Paramount Skydance Corporation

1515 Broadway

New York, New York 10036

(212) 258-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Copies to:

Faiza J. Saeed Andrew J. Pitts C. Daniel Haaren Daniel J. Cerqueira Claudia J. Ricciardi Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, New York 10001 (212) 474-1000	Ian Nussbaum Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule TO”) is filed by (i) Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), and (ii) Paramount. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Warner Bros. Warner Bros.’s principal executive office is located at 230 Park Avenue South New York, New York 10003, and its telephone number is 212-548-5555.

(b) This Schedule TO relates to all of the outstanding Shares. Based upon information contained in Warner Bros.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, there were 2,477,974,509 Shares outstanding as of October 23, 2025.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections “Price Range of Shares; Dividends” and “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” of the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Paramount and the Purchaser” and in Schedule I, Schedule II and Schedule III of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)—(viii), (xii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights” and “Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(1)(ix)—(xi) Not applicable.

(a)(2)(i)—(iv) and (vii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” and “Purpose of

the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger” is incorporated herein by reference.

(a)(2)(v)—(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Paramount and the Purchaser,” “Background of the Offer; Other Transactions with Warner Bros.,” “Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger,” and in Schedule I, Schedule II and Schedule III of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3–7) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations,” “Background of the Offer; Other Transactions with Warner Bros.,” “Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger,” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

(c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections “Summary Term Sheet” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections “Introduction,” “Certain Information Concerning Paramount and the Purchaser,” and in Schedule I, Schedule II and Schedule III of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections “Introduction” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections “Certain Information Concerning Paramount and the Purchaser,” “Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger” and “Background of the Offer; Other Transactions with Warner Bros.” of the Offer to Purchase is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Purpose of the Offer and the Potential Merger; Plans for Warner Bros.; Statutory Requirements; Approval of the Potential Merger,” “Background of the Offer; Other Transactions with Warner Bros.,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the section “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material legal proceedings relating to the Offer.

(c) None.

The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 8, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, to be published in The Wall Street Journal, dated December 9, 2025.

(a)(5)(A)	Press Release of Paramount, dated December 8, 2025.

(b)	Commitment letter, dated as of December 8, 2025, by and among Paramount Skydance Corporation, Bank of America, N.A., BofA Securities, Inc., Citigroup Global Markets Inc., Apollo Global Funding, LLC and Apollo Capital Management, L.P.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2025

PARAMOUNT SKYDANCE CORPORATION

By:	/s/ Stephanie Kyoko McKinnon
Name: Stephanie Kyoko McKinnon
Title: General Counsel

PRINCE SUB INC.

By:	/s/ Stephanie Kyoko McKinnon
Name: Stephanie Kyoko McKinnon
Title: General Counsel

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated December 8, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, to be published in The Wall Street Journal, dated December 9, 2025.

(a)(5)(A)	Press Release of Paramount, dated December 8, 2025.

(b)	Commitment letter, dated as of December 8, 2025, by and among Paramount Skydance Corporation, Bank of America, N.A., BofA Securities, Inc., Citigroup Global Markets Inc., Apollo Global Funding, LLC and Apollo Capital Management, L.P.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.